RICHARDSON ELECTRONICS, LTD. 10-Q

Exhibit 99.1

Press Release

For Immediate Release

www.rell.com | info@rell.com
For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2340	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS SECOND QUARTER FISCAL 2016 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, January 6, 2016: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its second quarter ended November 28, 2015. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Net sales for the second quarter of fiscal 2016 were $34.1 million, a 0.7% increase, compared to net sales of $33.8 million in the prior year. The sales increase primarily reflects growth in the Healthcare business of 163.2%, which included the net sales for International Medical Equipment Systems (“IMES”), acquired in June of this year. Gross margin decreased to $10.4 million, or 30.6% of net sales during the second quarter of fiscal 2016, compared to $10.5 million, or 30.9% of net sales during the second quarter of fiscal 2015.

Operating expenses increased to $13.2 million for the second quarter of fiscal 2016, compared to $12.6 million for the second quarter of fiscal 2015. The $0.6 million increase in expenses is due to the expenses of IMES, investments in the Richardson Healthcare and PMT business units, partially offset by decreases in support function costs.

As a result, operating loss for the second quarter of fiscal 2016 was $2.5 million, compared to an operating loss for the second quarter of fiscal 2015 of $2.2 million.

Other income for the second quarter of fiscal 2016 was $0.5 million, compared to income of $0.2 million for the second quarter of fiscal 2015.

The income tax provision of $0.3 million during the second quarter of fiscal 2016 reflects the provision for estimated foreign taxes as well as the valuation allowance recorded against the net operating loss in the U.S.

Net loss for the second quarter of fiscal 2016 was $2.3 million, compared to net loss of $1.1 million during the second quarter of last year.

FINANCIAL SUMMARY – SIX MONTHS ENDED NOVEMBER 28, 2015

•	Net sales for the first six months of fiscal 2016 were $71.2 million, an increase of 3.8%, compared to net sales of $68.5 million during the first six months of fiscal 2015.

•	Gross margin decreased to 30.5% during the first six months of fiscal 2016, compared to 30.8% from the first six months of fiscal 2015.
•	Selling, general, and administrative expenses increased to $25.5 million, or 35.8% of net sales for the first six months of fiscal 2016, compared to $23.8 million, or 34.7% of net sales, for the first six months of fiscal 2015.
•	Operating loss during the first six months of fiscal 2016 was $3.5 million, compared to operating loss of $2.7 million during the first six months of fiscal 2015.
•	Net loss for the first six months of fiscal 2016 was $3.7 million, compared to net loss of $1.1 million during the first six months of fiscal 2015.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on February 24, 2016, to common stockholders of record on February 8, 2016.

Cash and investments at the end of our second quarter of fiscal 2016 were $79.5 million. During the second quarter of fiscal 2016, the Company repurchased 288,000 shares of its common stock. As of today, the Company has 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“With half of the fiscal year behind us and significant investments in our management team and growth initiatives, everyone is focused on sales growth,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “Since the end of second quarter of fiscal 2016, backlog has increased appreciably with several million dollar orders that will ship this fiscal year. In addition, we continue to explore acquisitions that are in line with our initiatives, but where we can’t find suitable targets, we will invest organically,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, January 7, 2016, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s second quarter results for fiscal 2016. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 10252773 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CT on January 8, 2016, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 20640822.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 28, 2015. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	November 28, 2015	May 30, 2015
Assets
Current assets:
Cash and cash equivalents	$67,863	$74,535
Accounts receivable, less allowance of $283	21,041	20,753
Inventories, net	43,126	38,769
Prepaid expenses and other assets	2,111	1,696
Deferred income taxes	637	804
Income tax receivable	265	929
Investments - current	3,719	23,692
Total current assets	138,762	161,178
Non-current assets:
Property, plant and equipment, net	10,893	10,081
Goodwill	6,271	—
Intangible assets, net	3,861	743
Non-current deferred income taxes	1,164	1,443
Investments - non-current	7,897	11,549
Total non-current assets	30,086	23,816
Total assets	$168,848	$184,994
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	13,583	15,768
Accrued liabilities	8,866	10,144
Total current liabilities	22,449	25,912
Non-current liabilities:
Non-current deferred income tax liabilities	1,019	1,209
Other non-current liabilities	743	1,221
Total non-current liabilities	1,762	2,430
Total liabilities	24,211	28,342
Stockholders’ equity
Common stock, $0.05 par value; issued 10,698 shares at November 28, 2015, and 11,530 shares at May 30, 2015	535	577
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at November 28, 2015, and at May 30, 2015	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	58,715	63,252
Common stock in treasury, at cost, no shares at November 28, 2015, and at May 30, 2015	—	—
Retained earnings	83,889	89,141
Accumulated other comprehensive income	1,391	3,575
Total stockholders’ equity	144,637	156,652
Total liabilities and stockholders’ equity	$168,848	$184,994

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Loss

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	November 28, 2015	November 29, 2014	November 28, 2015	November 29, 2014
Statements of Comprehensive Loss
Net sales	$34,086	$33,841	$71,157	$68,540
Cost of sales	23,651	23,379	49,460	47,420
Gross profit	10,435	10,462	21,697	21,120
Selling, general, and administrative expenses	13,200	12,621	25,467	23,803
(Gain) loss on disposal of assets	(243)	—	(244)	9
Operating loss	(2,522)	(2,159)	(3,526)	(2,692)
Other (income) expense:
Investment/interest income	(111)	(249)	(302)	(505)
Foreign exchange (gain) loss	(339)	47	(157)	(10)
Other, net	(49)	(14)	(13)	(16)
Total other income	(499)	(216)	(472)	(531)
Loss from continuing operations before income taxes	(2,023)	(1,943)	(3,054)	(2,161)
Income tax provision (benefit)	263	(799)	631	(934)
Loss from continuing operations	(2,286)	(1,144)	(3,685)	(1,227)
Income from discontinued operations, net of tax	—	87	—	87
Net loss	(2,286)	(1,057)	(3,685)	(1,140)
Foreign currency translation loss, net of tax	(1,649)	(2,993)	(2,152)	(3,961)
Fair value adjustments on investments gain (loss)	28	—	(32)	25
Comprehensive loss	$(3,907)	$(4,050)	$(5,869)	$(5,076)
Net income (loss) per Common share - Basic:
Loss from continuing operations	$(0.18)	$(0.08)	$(0.28)	$(0.09)
Income from discontinued operations	—	0.01	—	0.01
Total loss per Common share - Basic:	$(0.18)	$(0.07)	$(0.28)	$(0.08)
Net income (loss) per Class B common share - Basic:
Loss from continuing operations	$(0.16)	$(0.07)	$(0.25)	$(0.08)
Income from discontinued operations	—	0.01	—	0.01
Total loss per Class B common share - Basic:	$(0.16)	$(0.06)	$(0.25)	$(0.07)
Net income (loss) per Common share - Diluted:
Loss from continuing operations	$(0.18)	$(0.08)	$(0.28)	$(0.09)
Income from discontinued operations	—	0.01	—	0.01
Total loss per Common share - Diluted:	$(0.18)	$(0.07)	$(0.28)	$(0.08)
Net income (loss) per Class B common share - Diluted:
Loss from continuing operations	$(0.16)	$(0.07)	$(0.25)	$(0.08)
Income from discontinued operations	—	0.01	—	0.01
Total loss per Class B common share - Diluted:	$(0.16)	$(0.06)	$(0.25)	$(0.07)
Weighted average number of shares:
Common shares - Basic	10,742	11,770	11,114	11,797
Class B common shares - Basic	2,141	2,141	2,141	2,161
Common shares - Diluted	10,742	11,770	11,114	11,797
Class B common shares - Diluted	2,141	2,141	2,141	2,161
Dividends per common share	$0.060	$0.060	$0.120	$0.120
Dividends per Class B common share	$0.054	$0.054	$0.108	$0.108

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Six Months Ended
	November 28, 2015	November 29, 2014	November 28, 2015	November 29, 2014
Operating activities:
Net loss	$(2,286)	$(1,057)	$(3,685)	$(1,140)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	797	443	1,282	809
Gain on sale of investments	(8)	(6)	(19)	(9)
Gain on disposal of assets	(243)	(26)	(244)	(26)
Share-based compensation expense	225	266	315	386
Deferred income taxes	254	(88)	255	(167)
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	2,554	78	29	(294)
Income tax receivable	116	580	664	2,888
Inventories, net	(2,879)	(2,151)	(3,472)	(4,261)
Prepaid expenses and other assets	137	(1,038)	(444)	(903)
Accounts payable	(469)	1,388	(1,990)	1,489
Accrued liabilities	(396)	(439)	(1,200)	(1,101)
Non-current deferred income tax liabilities	(228)	—	—	—
Long-term liabilities-accrued pension	—	—	(465)	—
Other	96	42	131	(7)
Net cash used in operating activities	(2,330)	(2,008)	(8,843)	(2,336)
Investing activities:
Cash consideration paid for acquired business	—	—	(12,209)	—
Capital expenditures	(792)	(1,102)	(1,776)	(1,936)
Proceeds from sales of assets	402	—	402	—
Proceeds from maturity of investments	7,234	725	25,584	31,207
Purchases of investments	(2,151)	(981)	(2,151)	(33,343)
Proceeds from sales of available-for-sale securities	44	37	144	74
Purchases of available-for-sale securities	(44)	(37)	(144)	(74)
Other	(28)	(2)	32	(30)
Net cash provided by (used in) investing activities	4,665	(1,360)	9,882	(4,102)
Financing activities:
Repurchase of common stock	(1,707)	(2,151)	(5,015)	(2,640)
Proceeds from issuance of common stock	121	130	121	288
Cash dividends paid	(757)	(817)	(1,563)	(1,645)
Other	—	(4)	(4)	(2)
Net cash used in financing activities	(2,343)	(2,842)	(6,461)	(3,999)
Effect of exchange rate changes on cash and cash equivalents	(555)	(1,988)	(1,250)	(2,429)
Decrease in cash and cash equivalents	(563)	(8,198)	(6,672)	(12,866)
Cash and cash equivalents at beginning of period	68,426	98,084	74,535	102,752
Cash and cash equivalents at end of period	$67,863	$89,886	$67,863	$89,886

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Second Quarter and First Six Months of Fiscal 2016 and Fiscal 2015

(in thousands)

By Strategic Business Unit:

Net Sales	Q2 FY 2016		Q2 FY 2015	% Change
PMT	$25,162		$26,787	-6.1%
Canvys	5,902		5,906	-0.1%
Healthcare	3,022		1,148	163.2%
Total	$34,086		$33,841	0.7%

	YTD FY 2016		YTD FY 2015	% Change
PMT	$52,357		$54,225	-3.4%
Canvys	12,583		11,874	6.0%
Healthcare	6,217		2,441	154.7%
Total	$71,157		$68,540	3.8%

Gross Profit	Q2 FY 2016	% of Net Sales	Q2 FY 2015	% of Net Sales
PMT	$7,515	29.9%	$8,537	31.9%
Canvys	1,526	25.9%	1,653	28.0%
Healthcare	1,394	46.1%	272	23.7%
Total	$10,435	30.6%	$10,462	30.9%

	YTD FY 2016	% of Net Sales	YTD FY 2015	% of Net Sales
PMT	$15,653	29.9%	$17,223	31.8%
Canvys	3,235	25.7%	3,309	27.9%
Healthcare	2,809	45.2%	588	24.1%
Total	$21,697	30.5%	$21,120	30.8%